UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 2, 2015

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Orange - Form 6-K
communiqué de presse

Press release
Paris, 2 December 2015

Ramon Fernandez and Pierre Louette are appointed Chief Executive Officer Delegates with effect from 1 January 2016

Orange’s Board of Directors has approved a proposal by Stéphane Richard to appoint Ramon Fernandez and Pierre Louette as Chief Executive Officer Delegates with effect from 1 January 2016.

Including Gervais Pellissier, who was appointed Chief Executive Officer Delegate in November 2011, the Orange Group will now have three Chief Executive Officer Delegates, alongside its Chairman and CEO.

These appointments, which are aligned with practices implemented by other major international groups, will strengthen the Group's governance, enabling it to better reflect the diversity of its activities and its challenges. As does Gervais Pellissier, Ramon Fernandez and Pierre Louette will exercise these important mandates for Orange in addition to their current positions within the Group Executive Committee.

Ramon Fernandez, born in 1967, is Deputy Chief Executive Officer in charge of Group finance and strategy. He is also member of the Board of Meditel and of the Supervisory Boards of Iris Capital, Orange Polska and Euronext.

He joined the Orange Group on September 1, 2014. Ramon Fernandez began his career at the French Treasury before joining the International Monetary Fund in Washington from 1997 to 1999. He then returned to the French Treasury and held a number of senior management positions: Head of the Energy, Telecommunications and Raw Materials Department until 2001; Head of the Savings and Financial Markets Department from 2001 to 2002; Deputy Director of International Financial Affairs and Development, and vice-chairman of the Club de Paris between 2003 and 2007. He was also Special Advisor to the Minister of the Economy, Finance and Industry (2002 -2003) and to the President of the French Republic (2007 -2008). In 2008, he was appointed Chief of Staff to the Minister of Labour, Social Relations, Family and Solidarity (2008 -2009). In March 2009, he returned once again to French Treasury as Chief Executive Officer, Chairman of the France Trésor Agency and Chairman of the Club de Paris.

Before joining Orange, he represented the French State at the Board of Directors of GDF Suez and CNP Assurances as well as at the Supervisory Board of the Caisse des dépôts. He also served as Alternate Governor of the World Bank for France and Governor of the African Development Bank.

He is a graduate of the Institut d’Études Politiques and of the École Nationale d’Administration, Graduation Year 1993 - Léon Gambetta.

Ramon Fernandez is a Knight of the French Legion of Honor.

Pierre Louette, born in 1962, is Deputy CEO in charge of the General Secretariat, Orange Wholesale France, Group sourcing and supply chain, the Chrysalid operational efficiency program and for steering investment strategy in start-ups and for coordinating relationships within the digital ecosystem. He is also member of the Boards of Jazztel, BuyIn, Dailymotion, Deezer and Iris Capital.

He joined Orange in April 2010. In March 2012, he was elected Chairman of the Fédération Française des Télécoms, and in November 2013 was appointed Chairman of MEDEF’s Digital Transformation Committee. Pierre Louette was Technical Advisor on Communication, Youth and Sport in the Prime Minister’s office between 1993 and 1995, when he was particularly involved in developing new communications networks. He then became General Secretary and Communications Director for France Télévisions.

He has been involved in developing the Internet in France since 1996, in particular as Head of Connectworld, the leader in online communication, and then as Director of Europatweb, an investment fund launched by Bernard Arnault. Pierre Louette was CEO of Agence France-Presse from 2003 to 2005, followed by Chairman and CEO from 2005 to 2010.

He holds a degree in law and is a graduate of the Institut d’Études Politiques of Paris and the École Nationale d’Administration.

Pierre Louette is Master Counsel to the Court of Auditors. He is a Knight of the French Legion of Honor and Officer of the French Ordre National du Mérite.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 39 billion euros in 2014 and 157,000 employees worldwide at 30 September 2015, including 98,000 employees in France. Present in 28 countries, the Group has a total customer base of 263 million customers worldwide at 30 September 2015, including 200 million mobile customers and 18 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan “Essentials2020” which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Tom Wright; tom.wright@orange.com

Olivier Emberger; olivier.emberger@orange.com

ORANGE

Date: December 2, 2015	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations